82-3346

Durum Cons. Energy Corp. Change of Name; New Symbol

02 JUN -4 AM 11:05

Vancouver, British Columbia – May 30, 2002-- /PRNewswire/--Durum Cons. Energy Corp. (OTCBB: DUREF) advises that on March 15, 2002 at the Company's special meeting, shareholders approved a Special Resolution to change the Company's name to "TAG Oil Ltd.".

Management has initiated legal steps to implement this change. The required 10-day notice has been issued to the OTCBB and record date has been set for June 11, 2002. The effective date of the name change will be June 12, 2002. New share certificates bearing the new CUSIP number of 87377N 10 1 will then be exchanged for the old certificates. When they are tendered for exchange, pursuant to a letter of transmittal to be sent to shareholders by the transfer agent, old certificates will also be exchanged in the ordinary course of share settlements and will continue to be valid.

As of the effective date of June 12, 2002 the Company's name will be changed to TAG Oil Ltd. and will be trading on the OTCBB under the new symbol "TAGOF".

Durum Cons. Energy Corp. is a Canadian-based international oil and gas exploration company. The Company has projects in Papua New Guinea, New Zealand and Canada. As of May 30, 2002 the Company had approximately 5.9 million shares issued and outstanding.

For further information, please contact Garth Johnson at (604) 682-6496.

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